November 7, 2024

Andrew J. Hirsch
President and Chief Executive Officer
C4 Therapeutics, Inc.
490 Arsenal Way, Suite 120
Watertown, Massachusetts 02472

       Re: C4 Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 31, 2024
           File No. 333-282933
Dear Andrew J. Hirsch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Shoaib A. Ghias, Esq.